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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number:0-31020

                           NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q

[_]  Form N-SAR

     For Period Ended:   June 30, 2002

[_]  Transition Report on Form 10-K         [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F         [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

     For the Transition Period Ended:___________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________________________________________________

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                                     PART I
                            REGISTRATION INFORMATION

Full name of the registrant  Geneva Steel Holdings Corp
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Former name if applicable

Geneva Steel Company
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Address of principal executive office (Street and number)

10 South Geneva Road
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City, state and zip code Vineyard, Utah 84058
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                                     PART II
                             RULES 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q N-SAR or the transition report or a portion thereof could not be filed within the prescribed period (Attach extra sheets if needed):

      Geneva Steel LLC ("Geneva"), a wholly owned subsidiary of Geneva Steel Holdings Corp. (the "Company"), filed a voluntary petition under Chapter 11 of Title 11 of the United States Code (the "Case") on January 25, 2002. Since the filing of the Case, the Company's remaining accounting and financial staff, who are critical to the preparation of the Form 10-Q, have been required to devote substantial amounts of time to the reorganization process and related issues.

      Arthur Andersen LLP ("Andersen"), the Company's independent public accountants, have informed the Company that Andersen will not be able to review the Company's financial statements for the period ended June 30, 2002 or deliver an audit report with respect to the Company's financial statements for the year ended December 31, 2001 until the Company has completed an evaluation of the impairment, if any, of the Company's assets, as a result of the Case and other uncertainties. The additional burdens of the Case, together with significantly reduced personnel, have resulted in a delay in the completion of this assessment, which is necessary for the financial statements and related notes.

      In addition, the Company has been advised by Andersen that the audit team who has been working with the Company has left Andersen, although Andersen has not advised the Company


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of any cessation of services. According to published reports available to the
Company, Andersen may cease rendering audit services at the end of August 2002. The Company is exploring its alternatives as to its independent public accountants and completion of its financial statements.

As a result, until the foregoing matters have been resolved, the Company is unable to file its Form 10-Q on the prescribed due date without unreasonable effort or expense.


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                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of the person to contact in regard to this notification:

Stephen M. Bunker                           801                    227-9000
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      (Name)                            (Area Code)           (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [_] Yes [X] No

         Annual Report on Form 10-K for the year ended December 31, 2001 Quarterly Report on Form 10-Q for the quarter ended March 31, 2002

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

      If so: attach an explanation of anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Exhibit A attached hereto.

                           Geneva Steel Holdings Corp
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2002                      By: /s/ Stephen M. Bunker
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                                            Stephen M. Bunker
                                            Vice President of Finance and
                                            Treasurer


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                            Exhibit A to Form 12b-25

It is anticipated that net sales decreased to approximately $6.2 million for the three months ended June 30, 2002 as compared to approximately $99.5 million for the three months ended June 30, 2001. The Company had a net loss from continuing operations of approximately $16.9 million for the quarter ended June 30, 2001.

It is anticipated that net sales decreased to approximately $17.0 million for the six months ended June 30, 2002 as compared to approximately $198.0 million for the six months ended June 30, 2001. The Company had a net loss from continuing operations of approximately $47.6 million for the six months ended June 30, 2001.

The net loss for the three months and six months ended June 30, 2002 has not yet been determined due to the consequences of the Company's bankruptcy and the uncertainty of its independent public accountants.


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